   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 1998.


==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
                       (PURSUANT TO SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                               (AMENDMENT NO. 1)


                              --------------------

                           INSIGNIA PROPERTIES TRUST
                              (Name of the Issuer)


                           INSIGNIA PROPERTIES TRUST
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                             TPI ACQUISITION TRUST
                      (Name of Person(s) Filing Statement)


         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  -----------


                                   45767U101
                     (CUSIP Number of Class of Securities)




Peter K. Kompaniez                               Patrick J. Foye
Vice Chairman of the Board of Directors          Executive Vice President
Apartment Investment and Management              Insignia Properties Trust
Company                                          c/o Apartment Investment and
1873 South Bellaire Street, 17th Floor           Management Company
Denver, Colorado  80222-4348                     1873 South Bellaire Street,
(303) 757-8101                                   17th Floor
                                                 Denver, Colorado 80222-4348
                                                 (303) 757-8101



                 (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications on
                     Behalf of Person(s) Filing Statement)

                              --------------------


                                   Copies to:

Michael V. Gisser                                Allan R. Williams
Skadden, Arps, Slate, Meagher & Flom LLP         Proskauer Rose LLP
300 South Grand Avenue, Suite 3400               1585 Broadway
Los Angeles, California  90071                   New York, New York  10036-8299
(213) 687-5000                                   (212) 969-3000

         This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [_]   A tender offer.

d. [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           Calculation of Filing Fee


--------------------------------------------------------------------------------------------------
Transaction Valuation                                                      Amount of Filing Fee
Fully diluted common shares of beneficial interest, par value $.01
   per share, of Insignia Properties Trust                                      23,599,538

Average of the high and low prices, reported
   on the American Stock Exchange, on October 21, 1998                       $      12.125
                                                                             -------------
                                                                               286,144,398

1/50th of 1%                                                                        0.0002
                                                                             -------------
Amount of filing fee                                                         $      57,229
                                                                             =============
--------------------------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $ 79,548          Filing Party:  Apartment Investment
                                             and Management Company

Form or Registration No.:  Form S-4          Date Filed:  October 27, 1998

===============================================================================

                                  INTRODUCTION


         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") by Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), and TPI Acquisition Trust, a Maryland real estate investment trust and a subsidiary of AIMCO ("Merger Sub"), with respect to a proposed merger pursuant to which Merger Sub will be merged with and into IPT (the "Merger") and IPT will be the surviving entity.



         The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the Information Statement/Prospectus, as amended or supplemented ("Information Statement/Prospectus"), forming a part of, or relating to, the registration statement on Form S-4,as amended, filed by AIMCO, with the SEC. The information set forth in the Information/Prospectus, including all annexes, schedules and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Information/Prospectus. The cross-reference sheet indicates the caption in the Information/Prospectus under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Information/Prospectus, it is so indicated in the cross-reference sheet.

                             CROSS REFERENCE SHEET

              Pursuant to General Instruction F to Schedule 13E-3


                                                  ALL REFERENCES ARE TO PORTIONS OF THE
SCHEDULE 13E-3 ITEM                               INFORMATION STATEMENT/PROSPECTUS WHICH
NUMBER AND CAPTION                                ARE INCORPORATED HEREIN BY REFERENCE
-------------------                               --------------------------------------
1.   Issuer and Class of Security
     Subject to the Transaction

     (a) ...................................      Outside Front Cover Page; "SUMMARY--The Companies."

     (b) ...................................      "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Quorum; Vote Required;"
                                                  "PRINCIPAL SHAREHOLDERS OF IPT."

     (c) ...................................      "SUMMARY--Comparative Per Share Data."

     (d) ...................................      "SUMMARY--Distributions."

     (e) ...................................      Not applicable.

     (f) ...................................      Not applicable.

2.   Identity and Background

     (a)-(d) and (g)........................      "SUMMARY--The Companies;""BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                                                  IPT;" "BOARD OF DIRECTORS AND OFFICERS OF AIMCO."

     (e)-(f)................................      Not applicable.

3.   Past Contacts, Transactions or
     Negotiations

     (a) ...................................      "SUMMARY--Possible Conflicts of Interests of IPT Executive Officers and Trustees
                                                  in the Merger;" "SPECIAL FACTORS TO CONSIDER--Background of the IFG Merger;"
                                                  "--Background of the Merger;" "--IPT's Reasons for the Merger; Recommendation of
                                                  the IPT Board;" "--AIMCO's Reasons for the Merger; "--Interests of Trustees and
                                                  Management of IPT in the Merger;" "MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                  FINANCIAL CONDITION OF IPT AND THE IPT PARTNERSHIPS;" "IPT FORMATION TRANSACTIONS
                                                  AND CERTAIN RECENT DEVELOPMENTS--Certain Recent Developments;" "INDEX TO FINANCIAL
                                                  STATEMENTS;" "RISK FACTORS--Risks Relating to the Merger Regardless of Whether You
                                                  Receive Class A Common Stock of AIMCO in the Merger;" "UNAUDITED PRO FORMA
                                                  FINANCIAL INFORMATION OF IPT;" "THE MERGER AGREEMENT AND TERMS OF THE
                                                  MERGER--Certain Covenants."

     (b) ...................................      "SPECIAL FACTORS TO CONSIDER--Background of the IFG Merger;" "--Background of the
                                                  Merger;" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;"
                                                  "AIMCO's Reasons for the Merger;" "--Interests of Trustees and Management of IPT
                                                  in the Merger;" and "THE MERGER AGREEMENT AND TERMS OF THE MERGER."



4.   Terms of the Transaction

     (a) ...................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "THE MERGER AGREEMENT AND
                                                  TERMS OF THE MERGER."

     (b) ...................................      "SUMMARY--Potential Conflicts Interests of IPT Trustees and Executive Officers;"
                                                  "THE MERGER AGREEMENT AND TERMS OF THE MERGER;" "SPECIAL FACTORS TO
                                                  CONSIDER--Background of the IFG Merger;" "--Background of the Merger;"
                                                  "--Interests of Trustees and Management of IPT in the Merger."

5.   Plans or Proposals of the Issuer
     or Affiliate
     (a)-(b)................................      "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After
                                                  the Merger;" "--AIMCO's Reasons for the Merger"  "--Background of the IFG Merger;"
                                                  "--Background of Merger;" "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                                  CONDITION OF IPT AND THE IPT PARTNERSHIPS;" "IPT FORMATION TRANSACTIONS AND
                                                  CERTAIN RECENT DEVELOPMENTS--Certain Recent Developments;" "INDEX TO FINANCIAL
                                                  STATEMENTS;" "RISK FACTORS--Risks Relating to the Merger Regardless of Whether You
                                                  Receive Class A Common Stock of AIMCO in the Merger;" "UNAUDITED PRO FORMA
                                                  FINANCIAL INFORMATION OF IPT;" "THE MERGER AGREEMENT AND TERMS OF THE
                                                  MERGER--Certain Covenants."

     (c) ...................................      "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After
                                                  the Merger;" "--Interests of Trustees and Management of IPT in the
                                                  Merger;" "BOARD OF TRUSTEES AND EXECUTIVE OFFICERS OF IPT."

     (d)-(e)................................      "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After
                                                  the Merger;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER--Manner and Basis of
                                                  Converting IPT Common Shares;" "QUESTIONS AND ANSWERS;" "SUMMARY."

     (f)....................................      "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After
                                                  the Merger."

     (g) ...................................      "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After
                                                  the Merger."


6.   Source and Amounts of Funds
     or Other Consideration
     (a) ...................................      "SPECIAL FACTORS TO CONSIDER--AIMCO's Reasons for the Merger."

     (b) ...................................      "SPECIAL FACTORS TO CONSIDER--Transaction Costs."

     (c) ...................................      "SPECIAL FACTORS TO CONSIDER--AIMCO's Reasons for the Merger."

     (d) ...................................      Not applicable.

7.   Purpose(s), Alternatives,
     Reasons and Effects

     (a)-(c)................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SPECIAL FACTORS TO
                                                  CONSIDER--Background of the IFG Merger;" "--Background of the Merger;" "--IPT's
                                                  Reasons for the Merger; Recommendation of the IPT Board;" "--Federal Income Tax
                                                  Consequences of the Merger;" "--AIMCO's Reasons for the Merger;" "--Certain
                                                  Effects of the Merger; Plans for IPT After the Merger."

     (d)....................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL
                                                  FACTORS TO CONSIDER--IPT's Reasons for the Merger; Recommendation of the IPT
                                                  Board;" "--Opinion of Financial Advisor to the IPT Board;" "--AIMCO's Reasons for
                                                  the Merger;" "--Certain Effects of the Merger; Plans for IPT After the Merger;"
                                                  "--Interests of Trustees and Management of IPT in the Merger;" "--Accounting
                                                  Treatment of the Merger;" "--Federal Income Tax Consequences of the Merger;"
                                                  "COMPARATIVE RIGHTS OF SHAREHOLDERS OF AIMCO AND IPT." "THE MERGER AGREEMENT AND
                                                  TERMS OF THE MERGER."


8.   Fairness of the Transaction

     (a)-(b)................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--Fairness Opinion of
                                                  Financial Advisor;" "SPECIAL FACTORS TO CONSIDER--Background of the IFG
                                                  Merger;" "--Background of the Merger;" "--IPT's Reasons for the Merger;
                                                  Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" "--Opinion
                                                  of Financial Advisor to the IPT Board;" "ANNEX B"

     (c) ...................................      "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Special Meeting; Required
                                                  Vote;" "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote
                                                  Required;" "SPECIAL FACTORS TO CONSIDER--The IPT's Reasons for the Merger;
                                                  Recommendation of the IPT Board."


     (d) ...................................      "SPECIAL FACTORS TO CONSIDER--IPT's Reasons for the Merger; Recommendation of the
                                                  IPT Board."

     (e) ...................................      "SUMMARY;" "SPECIAL FACTORS TO CONSIDER--Background of the Merger;" "--IPT's
                                                  Reasons for the Merger; Recommendation of the IPT Board."

     (f) ...................................      Not Applicable.

9.   Reports, Opinions, Appraisals
     and Certain Negotiations

     (a)-(c)................................      "SUMMARY--Fairness Opinion of Financial Advisor;" "SPECIAL FACTORS TO
                                                  CONSIDER--Background of the IFG Merger;" "--Background of the Merger;" "--IPT's
                                                  Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for
                                                  the Merger;" "--Opinion of Financial Advisor to the IPT Board;" "ANNEX B."

10.  Interest in Securities of the Issuer

     (a) ...................................      "PRINCIPAL STOCKHOLDERS OF AIMCO;" "BOARD OF TRUSTEES AND EXECUTIVE OFFICERS OF
                                                  IPT."

     (b) ...................................      "SUMMARY--The Companies;" "SPECIAL FACTORS--Background of the IFG Merger;"
                                                  "Background of the Merger;" "IPT's Reasons for the Merger; Recommendation of the
                                                  IPT Board."

11.  Contracts, Arrangements or
     Understandings with Respect
     to the Issuer's Securities.............      "SUMMARY--The Companies;" "INFORMATION CONCERNING THE SPECIAL MEETING--Record
                                                  Date, Quorum and Vote Required;" "SPECIAL FACTORS TO CONSIDER--Background of the
                                                  IFG Merger;" "--Background of the Merger;" "--Certain Effects of the Merger; Plans
                                                  for IPT After the Merger;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER;" "ANNEX
                                                  A;" " MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OF IPT AND THE
                                                  IPT PARTNERSHIPS;" "IPT FORMATION TRANSACTIONS AND CERTAIN RECENT DEVELOPMENTS--
                                                  Certain Recent Developments;" "INDEX TO FINANCIAL STATEMENTS;" "RISK FACTORS--
                                                  Risks Relating to the Merger Regardless of Whether You Receive Class A Common
                                                  Stock of AIMCO in the Merger;" "UNAUDITED PRO FORMA FINANCIAL INFORMATION OF IPT;"
                                                  "THE MERGER AGREEMENT AND TERMS OF THE MERGER--Certain Covenants."


12.  Present Intention and
     Recommendation of Certain
     Persons with Regard to the
     Transaction

     (a)-(b)................................      "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote
                                                  Required;" "SPECIAL FACTORS TO CONSIDER--IPT's Reasons for the Merger;
                                                  Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger."



13.  Other Provisions of the
     Transaction

     (a) ...................................      "SUMMARY--No Appraisal Rights;" "THE SPECIAL MEETING--No Appraisal Rights;"
                                                  "SPECIAL FACTORS TO CONSIDER--No Appraisal Rights."

     (b) ...................................      Not applicable.

     (c) ...................................      Not applicable.

14.  Financial Information

     (a) ...................................      "SUMMARY COMPARATIVE PER SHARE DATA;" "SUMMARY SELECTED HISTORICAL FINANCIAL DATA
                                                  OF AIMCO;" "SUMMARY SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA OF IPT;"
                                                  "WHERE YOU CAN FIND MORE INFORMATION;" "INDEX TO FINANCIAL STATEMENTS."

     (b) ...................................      "PRO FORMA FINANCIAL INFORMATION OF AIMCO."

15.  Persons and Assets Employed,
     Retained or Utilized

     (a) ...................................      "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT
                                                  After the Merger;" "--Interests of Trustees and Management of IPT in the Merger;"
                                                  "--Transaction Costs;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER--Certain
                                                  Covenants."

     (b) ...................................      Not Applicable.

16.  Additional Information.................      The information set forth in the Information Statement/Prospectus and all Annexes
                                                  thereto is incorporated herein by reference in its entirety.

17.  Material to be Filed as
     Exhibits...............................      Separately included herewith.

Item 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


         (a) The information concerning IPT, its securities and its principal executive office set forth on the outside front cover page of the Information Statement/Prospectus and in the section entitled "SUMMARY--The Companies;" is incorporated herein by reference.



         (b) The information set forth in the sections entitled "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Quorum Vote Required" and "PRINCIPAL SHAREHOLDERS OF IPT" is incorporated herein by reference.



         (c) The information set forth in the sections entitled
"SUMMARY--Comparative Per Share Data" is incorporated herein by reference.



         (d) The information set forth in the section entitled
"SUMMARY--Distributions" is incorporated herein by reference.


         (e) Neither IPT nor AIMCO has made an underwritten public offering of IPT Common Shares during the past three years which was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.


         (f) Neither Merger Sub nor AIMCO, made purchases of IPT Common Shares prior to the time either AIMCO or Merger Sub became an affiliate of IPT.



Item 2.  IDENTITY AND BACKGROUND.


         (a)-(d) and (g) The persons filing this Statement are IPT, Merger Sub and AIMCO. The information set forth in the sections entitled "SUMMARY--The Companies;" BOARD OF TRUSTEES AND EXECUTIVE OFFICERS OF IPT;" and "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO" is incorporated herein by reference.



         (e) and (f) During the last five years, none of IPT, Merger Sub, AIMCO and, to the best of their knowledge, any of their respective executive officers, directors, or controlling persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, Federal or state securities laws or finding any violation of such laws.


Item 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


         (a) The information set forth in the sections entitled "SUMMARY-- Possible Conflicts Interests of IPT Executive Officers and Trustees in the Merger;" "SPECIAL FACTORS TO CONSIDER--Background of the IFG Merger;" "--Background of the Merger" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" and "--Interests of Trustees and Management of IPT in the Merger;" "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IPT AND THE IPT PARTNERSHIPS;" "IPT FORMATION TRANSACTIONS AND CERTAIN RECENT DEVELOPMENTS--Certain Recent Developments;" Index to Financial Statements; "RISK FACTORS--Risks Relating to the Merger Regardless of Whether You Receive Class A Common Stock of AIMCO in the Merger; "UNAUDITED PRO FORMA FINANCIAL INFORMATION OF IPT;" and "THE MERGER AGREEMENT AND TERMS OF THE MERGER--Certain Covenants" is incorporated herein by reference.



         (b) The information set forth in the sections entitled "SPECIAL FACTORS TO CONSIDER--Background of the IFG Merger;" "--Background of the Merger;" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" "--Interests of Trustees and Management of IPT in the Merger;" and "THE MERGER AGREEMENT AND TERMS OF THE MERGER;" is incorporated herein by reference.

Item 4.  TERMS OF THE TRANSACTION.


         (a) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER" is incorporated herein by reference.



         (b) The information set forth in the sections entitled "SUMMARY--Potential Conflicts of Interests of IPT Trustees and Executive Officers in the Merger;" "SPECIAL FACTORS TO CONSIDER--Background of the IFG Merger;" "--Background of the Merger;" "--Interests of Trustees and Management of IPT in the Merger;" and "THE MERGER AGREEMENT AND TERMS OF THE MERGER" is incorporated herein by reference.



Item 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


         (a)-(b) The information set forth in the sections entitled "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After the Merger;" "--Overview of the Merger;" "--Background of the IFG Merger;" "--Background of the Merger" and "--AIMCO's Reasons for the Merger;" "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IPT AND THE IPT PARTNERSHIPS;" "IPT FORMATION TRANSACTIONS AND CERTAIN RECENT DEVELOPMENTS--Certain Recent Developments;" Index to Financial Statements; "RISK FACTORS--Risks Relating to the Merger Regardless of Whether You Receive Class A Common Stock of AIMCO in the Merger;" "UNAUDITED PRO FORMA FINANCIAL INFORMATION OF IPT"; and "THE MERGER AGREEMENT AND TERMS OF THE MERGER--Certain Covenants" is incorporated herein by reference.



         (c) The information set forth in the sections entitled "SPECIAL FACTORS--Certain Effects of the Merger; Plans for IPT After the Merger;" and "--Interests of Trustees and Management of IPT in the Merger" "BOARD OF TRUSTEES AND EXECUTIVE OFFICERS OF IPT--Manner and Basis of Converting IPT Common Shares;" "QUESTIONS AND ANSWERS ABOUT THE MERGER," and "SUMMARY" is incorporated herein by reference.



         (d)-(e) The information set forth in the sections entitled "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After the Merger" "THE MERGER AGREEMENT AND TERMS OF THE MERGER" is incorporated herein by reference.



         (f) The information set forth in the sections entitled "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After the Merger" is incorporated herein by reference.



         (g) The information set forth in the section "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After the Merger" is incorporated herein by reference.



Item 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


         (a) The information set forth in the sections entitled and "SPECIAL FACTORS TO CONSIDER--AIMCO's Reasons for the Merger" is incorporated herein by reference.



         (b) The information set forth in the section entitled "SPECIAL FACTORS TO CONSIDER--Transaction Costs" is incorporated herein by reference.



         (c) The information set forth in the sections entitled "SPECIAL FACTORS TO CONSIDER--AIMCO's Reasons for the Merger" is incorporated herein by reference.

         (d) Not applicable.


Item 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


         (a)-(c) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SPECIAL FACTORS TO CONSIDER--Background of the IFG Merger;" "Background of the Merger;" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO'S Reasons for the Merger;" and "--Certain Effects of the Merger; Plans for IPT After the Merger" is incorporated herein by reference.

         (d) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL FACTORS TO CONSIDER--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" "--Opinion of Financial Advisor to the IPT Board;" "--Certain Effects of the Merger; Plans for IPT After the Merger;" "--Interests of Trustees and Management of IPT in the Merger;" "--Accounting Treatment of the Merger;" "--Federal Income Tax Consequences of the Merger;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER" and "COMPARATIVE RIGHTS OF SHAREHOLDERS OF AIMCO AND IPT." is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.


         (a)-(b) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--Fairness Opinion of Financial Advisor;" "SPECIAL FACTORS TO CONSIDER--"Background of the IFG Merger;" "Background of the Merger" "--IPT's Reasons for the Merger; Recommendation of IPT Board;" "--AIMCO's Reasons for the Merger," "--Opinion of Financial Advisor to the IPT Board;" and "ANNEX B" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY--The Special Meeting; "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Quorum and Vote Required;" and "SPECIAL FACTORS TO CONSIDER--IPT's Reasons for the Merger; Recommendation of the IPT Board" is incorporated herein by reference.


         (d) The information set forth in the section entitled "SPECIAL FACTORS--IPT's Reasons for the Merger; Recommendation of the IPT Board" is incorporated herein by reference.


         (e) The information set forth in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "SPECIAL FACTORS TO CONSIDER--Background of the Merger;" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;" is incorporated herein by reference.


         (f) Not applicable.


Item 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


         (a)-(c) The information set forth in the sections entitled "SUMMARY--Fairness Opinion of Financial Advisor;" "SPECIAL FACTORS TO CONSIDER--"Background of the IFG Merger;" "--Background of the Merger" "--IPT's Reasons for the Merger; Recommendation of the IPT Board;" "--AIMCO's Reasons for the Merger;" "--Opinion of Financial Advisor to the IPT Board," and "ANNEX B" is incorporated herein by reference.

Item 10. INTEREST IN SECURITIES OF THE ISSUER.


         (a) The information set forth in the sections entitled "PRINCIPAL STOCKHOLDERS OF AIMCO;" and "BOARD OF TRUSTEES AND EXECUTIVE OFFICERS OF IPT." is incorporated herein by reference.



         (b) The information set forth in the sections entitled "SUMMARY--The Companies;" "SPECIAL FACTORS;" "--Background of the IFG Merger;" "--Background of the Merger;" "--IPT's Reasons for the Merger; Recommendation of the IPT Board of Trustees."



Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


         The information set forth in the sections entitled "SUMMARY--The Companies;" "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote Required;" "SPECIAL FACTORS TO CONSIDER--Background of the IFG Merger;" "--Background of the Merger;" "--Certain Effects of the Merger; Plans for IPT After the Merger;" "THE MERGER AGREEMENT AND TERMS OF THE MERGER;" "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IPT AND THE IPT PARTNERSHIPS," "IPT FORMATION TRANSACTIONS AND CERTAIN RECENT DEVELOPMENTS--Certain Recent Developments," Index to Financial Statements, "RISK FACTORS--Risks Relating to the Merger Regardless of whether you receive Class A Common Stock of AIMCO in the Merger;" "UNAUDITED PRO FORMA FINANCIAL INFORMATION OF IPT" and "THE MERGER AGREEMENT AND TERMS OF THE MERGER--Certain Covenants" and "ANNEX A" is incorporated herein by reference.



Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION


         (a)-(b) The information set forth in the sections entitled "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Quorum and Vote Required;" and "SPECIAL FACTORS TO CONSIDER--IPT's Reasons for the Merger; Recommendation of the IPT Board;" and "--AIMCO's Reasons for the Merger" is incorporated herein by reference.



Item 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled
"SUMMARY--No Appraisal Rights;" "THE SPECIAL MEETING--No Appraisal Rights;" and "SPECIAL FACTORS--No Appraisal Rights" is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.


Item 14. FINANCIAL INFORMATION.


         (a) The information set forth in the sections entitled "SUMMARY COMPARATIVE PER SHARE DATA;" "SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF AIMCO;" "SUMMARY SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA OF IPT;" "WHERE YOU CAN FIND MORE INFORMATION" and "INDEX TO FINANCIAL STATEMENTS" is incorporated herein by reference.

         (b) The information set forth in "PRO FORMA FINANCIAL INFORMATION".



 Item 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


         (a) The information set forth in the sections entitled "SPECIAL FACTORS TO CONSIDER--Certain Effects of the Merger; Plans for IPT After the Merger;""--Interests of Trustees and Management of IPT in the Merger;" "--Transaction Costs" and "THE MERGER AGREEMENT--Certain Covenants" is incorporated herein by reference.


         (b) Not applicable.

Item 16.  ADDITIONAL INFORMATION.

         The information set forth in the Information Statement/Prospectus and all Annexes thereto is incorporated herein by reference in its entirety.


Item 17.   EXHIBITS.

         (a)     Not applicable.

         (b).1 Opinion of Lehman Brothers (incorporated by reference from Annex B to the Information Statement/Prospectus.)


         (b).2*  Presentation of Lehman Brothers to the IPT Board.



         (c) Amended and Restated Agreement and Plan of Merger, dated as of December 7, 1998, by and between Apartment Investment and Management Company, TPI Acquisition Trust and Insignia Properties Trust (incorporated by reference from Annex A to the Information Statement/Prospectus.)



         (d) The Information Statement/Prospectus forming a part of, or related to, the Registration Statement on Form S-4 (File No. 333-66207) filed by AIMCO with the SEC.


         (e)     Not applicable.

         (f)     Not applicable.



*  Previously filed.

                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY



Dated:  December 8, 1998                By:  /s/  PATRICK J. FOYE
                                           ------------------------------------
                                           Name:  Patrick J. Foye
                                           Title: Executive Vice President




                                        INSIGNIA PROPERTIES TRUST



Dated:  December 8, 1998                By:  /s/  PATRICK J. FOYE
                                           ------------------------------------
                                           Name:  Patrick J. Foye
                                           Title: Executive Vice President



                                        TPI ACQUISITION TRUST


Dated:  December 8, 1998                By:  /s/  PATRICK J. FOYE
                                           ------------------------------------
                                           Name:  Patrick J. Foye
                                           Title: Executive Vice President

                                  EXHIBIT INDEX


         (a)            Not applicable.

         (b).1 Opinion of Lehman Brothers (incorporated by reference from Annex B to the Information Statement/Prospectus)


         (b).2*         Presentation of Lehman Brothers to the IPT Board.

         (c) Amended and Restated Agreement and Plan of Merger, dated as of December 7, 1998, by and among Apartment Investment and Management Company, TPI Acquisition Trust and Insignia
                        Properties Trust (incorporated by reference from Annex A to the Information Statement/Prospectus.)

         (d) The Information Statement/Prospectus forming a part of, or related to, the Registration Statement on Form S-4
                        (File No. 333-66207) filed by AIMCO with the SEC.


         (e)            Not applicable.

         (f)            Not applicable.


*    Previously filed.